INVESTMENT MANAGERS SERIES TRUST
235 West Galena Street
Milwaukee, Wisconsin  53212

February 2, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) File No. 333-122901
on behalf of the State Street/Ramius Managed Futures Strategy Fund (the “Fund”)

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the proxy materials included in the Preliminary Schedule 14A (the “Preliminary Proxy Statement”) of State Street/Ramius Managed Futures Strategy Fund, a series of Investment Managers Series Trust, as provided orally to the undersigned on January 20, 2015.  The Staff’s comments and our responses are discussed below.

1.	Item 6(a) of Schedule 14A: According to Item 6(a), please state the number of Fund shares outstanding and the number of votes to which each class of voting securities of the Fund is entitled.

Response:  The following disclosure has been added.

“As of the Record Date, 399,877 Class A shares and 14,232,518 Class I shares of the Fund were issued and outstanding.  Shareholders of the Fund are entitled to one vote for each whole share held and fractional votes for fractional shares held on the Record Date.”

2.	On page 6, it states “Ramius expects that the aggregate annual asset-based fee rate paid indirectly by the Fund (through the Trading Entities) to the Trading Advisors will decrease in connection with the proposed appointment of PGR and QMS as Trading Advisors”. This should be a more definitive statement.

Response:  The following statement has been modified as follows.

“The aggregate annual asset-based fee rate paid indirectly by the Fund (through the Trading Entities) to the Trading Advisors will decrease in connection with the proposed appointment of PGR and QMS as Trading Advisors.”

3.	Disclose the effect of the appointment of the two new Trading Advisors on the investment advisory fees paid to Ramius. If there is no effect, please state.

Response:  The following statement has been modified as follows.

“This decrease will not affect the advisory fees paid to Ramius; however, effective January 1, 2015, Ramius reduced the Fund’s annual management fee from 1.60% to 1.35% of average daily net assets, and reduced the annual cap on total annual fund operating expenses for each class of the Fund by 20 basis points (to 1.90% for Class A shares and 1.65% for Class I shares).”

4.	Item 22(c)(9)(i)-(iii) of Schedule 14A: Provide disclosure required under Item 22(c)(9)(i)-(iii), which states that if a change in the investment advisory fee is sought, the following disclosure is required: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between the aggregate amounts stated in response to paragraphs (i) and (ii) of this item (c)(9) as a percentage of the amount stated in response to paragraph (i) of this item (c)(9).

Response:  The Fund is seeking shareholder approval with respect to the appointment of two new Trading Advisors.  The Registrant believes Item 22(c)(9) applies to an existing investment adviser rather than a new adviser and therefore has not added the requested disclosure.

5.	Item 22(c)(1)(iii) of Schedule 14A: In accordance with Item 22(c)(1)(iii) of Schedule 14A, state the aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the Fund. On page 7 of the Proxy Statement, provide the actual amount paid to SSgA FM under the Sub-Advisory Agreement with respect to the Fixed Income Portfolio.

Response:  The following disclosure has been added.

“For the period September 15, 2014, through December 31, 2014, the Fund paid $26,288 in sub-advisory fees to SSgA FM with respect to the Fixed Income Portfolio.”

6.	Item 22(c)(1)(iii) of Schedule 14A: As discussed above, this requirement also applies to each existing Trading Advisor. The actual amounts paid to each Trading Advisor should be disclosed for the Fund’s last fiscal year.

Response:  Because the Fund’s commodity investments are generally pursued through the separate Trading Entities (each of which is a wholly-owned subsidiary of the Fund’s wholly-owned Cayman subsidiary), in part to help limit the exposure of the assets of the Fund and other Trading Entities’ assets to the liabilities of a Trading Entity, each Trading Advisor has entered into an advisory agreement with its respective Trading Entity, rather than with the Fund.  However, as the Fund assured the Staff in its response to the Staff’s comments regarding the Fund’s initial registration statement filing, the Board of Trustees of the Trust has reviewed and approved the advisory agreement between each Trading Advisor and its respective Trading Entity in the same manner as if each Trading Advisor were an investment adviser to the Fund, at an in-person meeting in accordance with Section 15 of the 1940 Act.  In addition the Fund has disclosed in its prospectus and Statement of Additional Information the role of each Trading Advisor with respect to the Fund and has included the aggregate fees paid by the Trading Entities to the Trading Advisors in the “Subsidiary expenses, including Trading Entities’ Expenses” line in the fee table included in the Fund’s prospectus.  However, the Fund respectfully declines to disclose the fees paid to each Trading Advisor.  The Fund believes it is in the best interests of Fund shareholders not to disclose the fees paid to each Trading Advisor in order to insure that the Trading Entities pay the lowest possible fees to the Trading Advisors; Ramius believes that if such fees are publicly disclosed, the Trading Advisors will be much less willing to charge fee rates that are favorable to the Trading Entities.  The following disclosure has been added to the proxy statement.

“For the year ended December 31, 2014, the management fee and performance fee, if any, paid to each Trading Advisor by its Trading Entity was equal to or less than 2% of the Trading Entity’s trading level and 20% of the Trading Entity’s net new trading profits (realized and unrealized), respectively.”

7.	Page 8 of the Proxy Statement states, “Each Trading Entity will pay its Trading Advisor a management fee based on the Trading Entity’s investment exposure (which Ramius expects will exceed the Trading Entity’s total assets).” Explain what is meant by “exposure” and how it is applied. This language should track the disclosure in the advisory agreements and be precisely described.

Response:  The following disclosure, which is based on disclosure included in the Fund’s prospectus, has been added to the proxy statement.

“Each Trading Advisor advises its respective Trading Entity pursuant to a trading agreement between the Trading Entity and the Trading Advisor.  Pursuant to the terms of each Trading Entity’s respective trading agreement, each Trading Entity will pay its Trading Advisor both a management fee based on the Trading Entity’s investment exposure (which Ramius expects will exceed the Trading Entity’s total assets, as described below) and a performance fee calculated as a percentage of the Trading Entity’s profits.

The Trading Entities use a form of leverage often referred to as “notional funding” - that is, the nominal trading level for a Trading Entity will exceed the cash deposited in its trading accounts. For example, if a Trading Entity’s Trading Advisor wants the Trading Entity to trade a $10,000,000 portfolio (the “nominal trading level”) the Trading Entity’s margin requirement may be $500,000. The Trading Entity can either deposit $10,000,000 to “fully fund” the account or deposit only a portion of the $10,000,000, provided that the amount deposited meets the account’s ongoing minimum margin requirements. The difference between the amount of cash deposited in the account and the nominal trading level of the account is referred to as notional funding. The use of notional funding (i.e., leverage) will increase the volatility of the Trading Entities. In addition, the leverage may make the Trading Entities subject to more frequent margin calls. However, additional funds to meet margin calls for a Trading Entity will be available only to the extent of that Trading Entity’s assets and may not be available from the Subsidiary or the Fund, or from any other Trading Entity.

Each Trading Entity’s management fees are based on the nominal trading level and not the value of the cash or other assets held in the trading account, which will cause the management fee rate, as a percentage of the value of the assets in its trading account, to exceed the stated rate.  For illustration purposes only, assume a Trading Entity has assets of $50 million, is notionally funded and uses a nominal trading level of $200 million.  Assume further that the Trading Entity pays its Trading Advisor an annual management fee of 1.5% of the nominal account size, or $3,000,000. While the management fee represents 1.5% of the nominal account size ($200 million), the management fee represents 6% of the value of the assets ($50 million) in the Trading Entity’s trading account.  Each Trading Entity may also pay its Trading Advisor a performance-based fee that will generally be calculated on a basis that includes realized and unrealized appreciation of the Trading Entity’s assets.  A Trading Advisor with positive performance may receive performance-based compensation from the Trading Entity even if the Fund’s overall returns are negative.  Further, because performance fees are frequently calculated on a quarterly or semi-annual basis (or, in some cases, upon a withdrawal of capital), it is possible that a Trading Advisor could earn a performance fee in a year in which its overall performance for the whole year was negative.  For the year ended December 31, 2014, the management fee and performance fee, if any, paid to each Trading Advisor by its Trading Entity was equal to or less than 2% of the Trading Entity’s trading level and 20% of the Trading Entity’s net new trading profits (realized and unrealized), respectively.”

8.	Items 22(c)(10) and 22(c)(11)(i) of Schedule 14A: According to Items 22(c)(10) and 22(c)(11)(i) of Schedule 14A, when comparing fees charged by the trading advisors, describe the comparison.

Response:   The proxy statement includes the following disclosure.

“The Board reviewed information regarding the fees to be charged by each of PGR and QMS with respect to its Trading Entity, and observed that such fees were reasonable and consistent with the fees charged by the Trading Advisors to other Trading Entities and by PGR and QMS to their other clients.”

The Fund notes that at the December 16-17, 2014, meeting of the Board at which the Board approved the appointment of PGR and QMS as new trading advisors to the Fund, representatives of Ramius and SSgA FM made a presentation to the Board, and discussed among other things the fees of PGR and QMS, which they noted did not include performance fees and were therefore lower than the fees of the Fund’s other Trading Advisors.

9.	The proposed advisory agreements should be attached as exhibits to the Proxy Statement.

Response:  The proposed advisory agreements have been attached to the Proxy Statement.

10.	Describe how derivatives are valued for the purpose of calculating the advisory fees (notional versus market value).

Response:  The Fund refers to the response to Comment 7 in this letter.

11.	Section 203A(a)(1)(B) of the Investment Advisers Act of 1940 requires that an adviser to an investment company be registered under Title I of the Act. On page 10 of the Proxy Statement, it is disclosed that PGR is not registered as an investment adviser with the SEC. The Staff views commodity trading advisers to be investment advisers and therefore PGR is required to be registered as an investment adviser with the SEC to act as a Trading Advisor to the Fund.

Response:  The Registrant respectfully submits that PGR’s provision of services as a Trading Advisor for the Fund does not require PGR to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Pursuant to Section 203(a) of the Advisers Act, an entity is only required to be registered if it is an investment adviser and uses U.S. jurisdictional means “in connection with his or its business as an investment adviser.” Section 202(a)(11) defines an investment adviser, as relevant here, to be “any person who . . . engages in the business of advising others . . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities.”

In this case, PGR in its role as a Trading Advisor will not be providing advice to the Fund with respect to securities; instead its advice will be limited to commodity interests that are not securities.  Therefore, PGR will not be acting as an “investment adviser” with respect to the Fund and will not be using U.S. jurisdictional means in connection an investment advisory business.  PGR’s activities as Trading Advisor therefore will not trigger a requirement under Section 203(a) to register as an investment adviser.

Section 203A(a)(1)(B) of the Advisers Act does not impose a registration requirement independent of Section 203(a).  Rather, if, and only if, an investment adviser would otherwise be required to register under Section 203(a), then Section 203A(a) applies to determine whether the investment adviser will be regulated by the SEC or a state.  In this case, because PGR is not acting as an investment adviser and its activities as a Trading Advisor for the Fund will not trigger Section 203(a), Section 203A(a) is inapplicable.

*****

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Secretary
Investment Managers Series Trust